SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 14)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    September 21, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   22051J100000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,275,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,275,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,275,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   12.28%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   22051J100000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   250,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  250,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.35%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:  22051J100000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   520,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  520,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   520,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.80%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 14 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing,  Asset Value has acquired 275,000 Shares
at  an  aggregate   purchase  price  of  $164,425.00,  including  any  brokerage commissions.  Asset Value purchased the shares with its cash reserves.


Item 4.  PURPOSE OF TRANSACTION.

     Effective September 21, 1998 Cortech removed the Poison Pill. See attached press release filed herewith as Exhibit M.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on September 21, 1998, Asset Value owned an aggregate of 2,275,000 Shares or approximately 12.28%, Mark Jaindl owned an aggregate of 250,000 Shares or approximately 1.35% and Fred Jaindl owned an aggregate of 520,000 Shares or approximately 2.80%. Asset Value, Mark Jaindl and Fred Jaindl disclaim the beneficial ownership of each other's shares.

     (b) Asset Value, Mark Jaindl and Fred Jaindl have the sole power to vote and dispose of 2,275,000 Shares (or approximately 12.28%), 250,000 Shares (or approximately 1.35%) and 520,000 Shares (or approximately 2.80%), respectively.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-Q for the quarter ended June 30, 1998.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit C -  Transactions in Shares for the past 60 days not previously reported

    Exhibit M -  Press Release filed September 21, 1998

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 22, 1998


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By: /s/ Paul O. Koether
                                        --------------------------------
                                        Paul O. Koether
                                        President



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                    EXHIBIT C

       Transactions in Shares for the Past 60 Days Not Previously Reported



                               NUMBER OF                        PRICE
  DATE                      SHARES PURCHASED                  PER SHARE
--------                --------------------------         ------------------
09/21/98                     2,500                          $.53
09/21/98                     5,000                           .55
09/21/98                     2,500                           .56
09/21/98                     2,500                           .58
09/21/98                   262,500                           .60





                                   EXHIBIT M
                     PRESS RELEASE FILED SEPTEMBER 21, 1998

September 21, 1998                                          Direct Inquiries To:
                                                            Paul O. Koether
                                                            Chairman
                                                            (908) 766-7220

                                  PRESS RELEASE

          CORTECH ANNOUNCES ELECTION OF NEW OFFICERS; IMPLEMENTATION OF REVERSE STOCK SPLIT AND ELIMINATION OF SHAREHOLDER RIGHTS PLAN

DENVER, Colorado--September 20, 1998--Cortech, Inc. (OTCBB: CRTQ), a Denver-based biopharmaceutical company, today announced that Paul O. Koether and John W. Galuchie, Jr. were elected chairman and president respectively at the company's annual organization meeting of the board of directors. Messrs. Koether and Galuchie are executives of Asset Value Fund Limited Partnership which recently won a contested election for majority of Cortech's board. New director, Mark W. Jaindl was elected vice chairman. Asset Value and the Jaindl family own approximately 15% of the outstanding shares of Cortech's common stock. Asset Value is an indirect subsidiary of Kent Financial Services, Inc., a public company listed on NASDAQ under the symbol KENT. The Jaindls are the principal stockholders of the American Bank of the Lehigh Valley (Pennsylvania) and other diversified enterprises.

     The Company also announced that it would implement the 1 for 10 reverse stock split approved by stockholders at the recent annual meeting effective as of the close of business on September 22, 1998. Fractional shares will be settled in cash. To indicate the reverse stock split, the Company's trading symbol will be temporarily changed to "CRTQD." Prior to the reverse stock split Cortech has 18,523,918 shares outstanding.

     Cortech also said that its Board of Directors had eliminated the Company's Shareholder Rights Plan effective immediately and that the Company would redeem all rights issued under the plan. The redemption will result in a one-time payment of $.01 per share ($.10 per share on a split adjusted basis) to the Company's stockholders.

     Cortech's research efforts have focused on bradykinin antagonists and protease inhibitors which Cortech believes may have potential therapeutic applications across a broad range of medical conditions. Cortech's strategy is to seek collaborative partners to conduct and fund future research and development of its portfolio or to sell the rights to certain of the compounds in the portfolio to third parties interested in funding future research and development, while at the same time conserving the Company's cash. Cortech is discussing transactions with various potential partners which could result in substantial up-front payments to the Company, significant ongoing royalties or both, although there is no assurance that any agreement will be concluded. Asset Value and the Jaindl family in a joint filing with the Securities and Exchange Commission on September 17, 1998 stated that they intended to acquire additional shares of Cortech common stock depending on market conditions.

     This press release contains forward-looking statements that involve risks and uncertainties and actual results may differ materially. These statements concern, among other things, the future prospects of the various compounds based upon Cortech's research and development efforts and the ability to obtain funding for the future development of the compounds. These risk factors, which include the risks inherent in drug discovery and development, are identified in Cortech's annual and quarterly reports to the Securities and Exchange Commission filed on Forms 10-K and 10-Q.